SI

19010697

A...UAL AUDITED REPORT
FORM X-17A-5/A
PART III

Mail Processing Section

JUN 17 2019

Washington, DC

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SEC FILE NUMBER
8-38631

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gardner Financial Services Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8421 Wayzata Boulevard Suite 350
(No. and Street)

Minneapolis (City) MN (State) 55426 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Bumgardner 800-234-1287
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

Nine Parkway North Suite 200 (Address) Deerfield (City) IL (State) 60015 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

GARDNER FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, Larry Bumgardner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gardner Financial Services Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Larry Bumgardner
Signature

President
Title

LIZABETH J. LUNDIN
Notary Public
Minnesota
My Commission Expires January 31, 2020

Lizabeth J. Lundin
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Gardner Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gardner Financial Services, Inc. (the "Company") as of December 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

Marcum LLP

Deerfield, Illinois
February 21, 2019

GARDNER FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Cash	$	171,562
Cash on Deposit with Clearing Organization		50,000
Commissions and Fees Receivable		121,535
Investments		191,193
Other Assets		2,632
	$	536,922

LIABILITIES AND STOCKHOLDER EQUITY

LIABILITIES		
Commissions Payable	$	83,075
Accounts and Accruals Payable		14,193
		97,268
STOCKHOLDER EQUITY		
Common Stock, $.01 Par Value, Authorized 1,000,000 Shares; Issued and Outstanding 510,000 Shares	$	5,100
Retained Earnings		434,554
		439,654
	$	536,922

The accompanying notes are an integral part of this statement.

GARDNER FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2018

REVENUES	
Commission Income	$ 2,618,032
Other Income	272,859
Trading Gains (Losses), net	(14,342)
	2,876,549
EXPENSES	
Commissions Expense	2,087,301
Payroll, Taxes, and Benefits	344,648
Other Expenses	97,646
Professional Fees	66,227
Clearing House Expenses	39,195
Office Rent	35,840
Compliance Expense	25,080
	2,695,937
NET INCOME	$ 180,612

The accompanying notes are an integral part of this statement.

GARDNER FINANCIAL SERVCICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER EQUITY

YEAR ENDED DECEMBER 31, 2018

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Stockholder Equity - January 1, 2018	530,000	$ 5,300	$ 44,188	$ 368,217	$ 417,705
Stock Redemption	(20,000)	(200)	(44,188)	(23,040)	(67,428)
Stockholder Distributions				(91,235)	(91,235)
Net Income				180,612	180,612
Stockholder Equity - December 31, 2018	510,000	$ 5,100	$ -	$ 434,554	$ 439,654

The accompanying notes are an integral part of this statement.

GARDNER FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 180,612
Adjustments to Reconcile Net Income to Net Cash	
Provided by Operating Activities:	
(Increase) in Commissions and Fees Receivable	(22,025)
Decrease in Investments	81,770
Increase in Commissions Payable	16,602
Increase in Accounts and Accruals Payable	2,773
Net Cash Provided By Operating Activities	259,732
CASH FLOWS FROM FINANCING ACTIVITIES	
Stock Redemption	(67,428)
Distributions	(91,235)
Net Cash Used By Financing Activities	(158,663)
NET CHANGE IN CASH	101,069
CASH - BEGINNING OF YEAR	70,493
CASH - END OF YEAR	$ 171,562

The accompanying notes are an integral part of this statement.

GARDNER FINANCIAL SERVICES, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – NATURE OF THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Company. Gardner Financial Services, Inc. (the "Company") is a registered securities broker/dealer that maintains its headquarters and trading office in Minneapolis, Minnesota. The Company primarily sells mutual funds, other securities and insurance products through a network of independent registered representatives and insurance agents who maintain their own offices.

The Company was incorporated May 11, 1987, under the laws of the state of Minnesota. As a securities broker/dealer, the Company is subject to the regulations of the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). In addition, the Company is subject to the various securities and insurance regulations of states in which it does business.

The Company is an introducing broker that accepts customer orders but elects to clear the orders through another broker. RBC Correspondent Services, a division of RBC Capital Markets, LLC, maintains all stock and bond customer accounts for the Company's securities customers, and a portion of the mutual fund accounts. Other customer mutual fund, partnership and annuity accounts are maintained by the individual sponsoring companies.

Significant Accounting Policies. A summary of the Company's significant accounting policies are as follows. The Company follows accounting principles generally accepted in the United States of America ("GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of its financial condition, results of operations, and cash flows.

Management Estimates and Assumptions. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Revenue Recognition. Effective January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The new revenue recognition guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation. The Company applied the modified retrospective method for adoption which did not result in a cumulative adjustment to retained earnings as of January 1, 2018.

Concentration of Credit Risk. Customers' securities transactions may result in credit risk if customers are unable to fulfill their contracted trade settlement obligations. Should customers be unable to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' settlement obligations. The Company bears the risk of loss associated with transactions executed but not settled.

Cash. At times during the year, cash balances may exceed insured limits.

Commissions Receivable. Amounts are based on negotiated rates for various types of investment activities.

Equipment. The Company owns office equipment with an original cost of approximately $40,000. This equipment is fully depreciated for financial statement purposes and there is no current depreciation expense. Replacement equipment at minimal cost is generally expensed in the year of purchase.

Income Taxes. The Company is organized as an S corporation, and therefore the Company's taxable income or loss is reported on the individual income tax returns of the Company's stockholder. Therefore, no provision for Federal income taxes has been included in the accompanying financial statements.

GARDNER FINANCIAL SERVICES, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 – INVESTMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access

Level 2 Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability; and
- inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018.

Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the company are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Company are deemed to be actively traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's investments at December 31, 2018:

	Assets at Fair Value as of December 31, 2018:			
	Level 1	Level 2	Level 3	Total
Mutual Funds	$ 191,193	-0-	-0-	$ 191,193

NOTE 3 – REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgments

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Costs to Obtain or Fulfill a Contract with a Customer

The Company records as an asset certain costs incurred to obtain revenue contracts with its customers, such as sales commissions paid to employees for obtaining new contracts with clients. These costs are amortized to expense over the period of time that the services are expected to be provided to the customer.

The Company did not have any such assets from costs to obtain contracts with customers at January 1, 2018 or December 31, 2018.

Disaggregation of Revenue

The following table presents revenue by major source:

Revenue From Contracts With Customers	**Amount**
Commission Income	
Mutual Funds	$ 1,035,112
Variable Annuities	568,920
Equities	526,132
REIT	445,693
Miscellaneous	33,169
Fixed Income	9,006
Total Commission Income	$ 2,618,032

GARDNER FINANCIAL SERVICES, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 4 – OPERATING LEASES

The Company leases office space under a five year lease that began September 2012, was amended on March 27, 2014 to include additional office space, and amended on March 16, 2017 to extend the term 37 months and expires on December 31, 2020. The net annual rental expense under the lease for the year ended December 31, 2018 was $35,840.

The Company leases two vehicles from related parties under operating leases. The vehicles are leased on three year terms expiring in January 2020 and December 2018 and require monthly payments of $383 and $510, respectively. The vehicle lease that expired December 2018 was extended six months, now expiring June 2019. The vehicle lease expense for the year ended December 31, 2018 was $13,358.

Future minimum payments as of December 31, 2018 are as follows:

Year Ending	Leases
2019	$ 56,822
2020	50,202
	$ 107,024

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $50,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, and a ratio of "aggregate indebtedness" to "net capital" less than 15 to 1, as these terms are defined. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $395,146 which was $345,146 in excess of its required net capital of $50,000. The Company's net capital ratio was .25 to 1.

NOTE 6 – STOCK REDEMPTION

During April 2018, the Company purchased and retired 20,000 shares of the Company stock from four stockholders.

NOTE 7 – MANAGEMENT SERVICES

The Company charges a related entity for office space and management services that it provides. The agreement dated January 1, 2008, as amended December 1, 2018, requires that the related entity reimburse the Company for its proportionate share of office space, staff, and related expenses. For 2018, the Company had management services income of $165,648 from the related entity, according to contractual terms.

NOTE 8 – INCOME TAXES

The Company has evaluated its tax positions and determined there are no uncertain tax position as of December 31, 2018. The Company classifies interest related to the underpayment of income taxes as a component of interest expenses and classifies any related penalties in other expenses in the statement of income. There were no penalties or interest related to income taxes for the year ended December 31, 2018. Tax returns from 2014 remain open for examination by tax jurisdictions. The Company's management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

GARDNER FINANCIAL SERVICES, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 9 – CONTINGENCIES

In the normal course of business the Company is subject to potential compliance and legal claims. There are no material legal matters as of December 31, 2018 or subsequent.

SUPPLEMENTARY INFORMATION

REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

GARDNER FINANCIAL SERVICES, INC.

COMPUTATION OF REGULATORY NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2018

SCHEDULE I

Net Capital		
Stockholder Equity - December 31, 2018	$	439,654
Deductions and / or Charges		
Non-Allowable Assets		
Commissions and Fees Receivable	(	13,197)
Other Assets	(	2,632)
	(	15,829)
Haircuts on Securities (computed, where applicable, pursuant to 15c3-1(f))		
Mutual Funds	(	28,679)
Net Capital Under Rule 15c3-1, December 31, 2018	$	395,146
A. Minimum Net Capital Required Based on Aggregate Indebtedness	$	6,485
B. Minimum Dollar Requirement	$	50,000
Net Capital Requirement (greater of A. or B.)	$	50,000
Excess Net Capital - December 31, 2018	$	345,146
Aggregate Indebtedness	$	97,268
Ratio: Aggregate Indebtedness to Net Capital		24.62%

There were no material differences between the preceding computation and Gardner Financial Services, Inc. corresponding unaudited FOCUS Report, Part II of Form X-17 A-5 as of December 31, 2018.

See Report of Independent Registered Public Accounting Firm.

GARDNER FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2018

SCHEDULE II

Gardner Financial Services, Inc. is exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(ii) of such Rule, and was in compliance with the conditions of the exemption at December 31, 2018.

GARDNER FINANCIAL SERVICES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2018

SCHEDULE III

Gardner Financial Services, Inc. is exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(ii) of such Rule, and was in compliance with the conditions of the exemption at December 31, 2018.

EXEMPTION REPORT

REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Gardner Financial Services, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Deerfield, Illinois
February 21, 2019

GFS
GARDNER FINANCIAL SERVICES | 8421 Wayzata Blvd, Suite 350, Minneapolis, MN 55426 Phone: (952) 935-4601 / Fax: (952) 935-4958

Gardner Financial Services, Inc
EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

January 18, 2019

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Gardner Financial Services, Inc. is a broker/dealer registered with the SEC and FINRA.
- Gardner Financial Services, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the year ended December 31, 2018.
- Gardner Financial Services, Inc. is exempt from the provisions of Rule 15c-3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which the identity of the specific conditions are as follows:
    - The provisions of the Consumer Protection Rule shall not be applicable to broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

- Gardner Financial Services, Inc. has met the identified exemption provisions throughout the most recent fiscal year without exception.
- Gardner Financial Services, Inc. has not recorded any exemptions to the exemption for the fiscal year ended December 31, 2018.

The above statement is true and correct to the best of my and the Firm's knowledge.

Signed Larry Bumgardner

Name: Larry O. Bumgardner

F:Corporate Level/GFS Exemption Report 2018